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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

WIMM-BILL-DANN FOODS OJSC (Name of Issuer)
Ordinary Shares, par value 20 Russian rubles per Ordinary Share, and American Depositary Shares, each representing one Ordinary Share (Title of Class of Securities)
97263M109 (AMERICAN DEPOSITARY SHARES) (CUSIP Number)
Claude Blanc Groupe Danone 7, rue de Téhéran 75008 Paris France Tel: +33 1 4435 2020 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 17, 2003 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 97263M109 (AMERICAN DEPOSITARY SHARES)	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY) Groupe Danone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES		7	SOLE VOTING POWER NOT APPLICABLE
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 3,180,500 ADSs
PERSON WITH
		9	SOLE DISPOSITIVE POWER NOT APPLICABLE

		10	SHARED DISPOSITIVE POWER 3,180,500 ADSs

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,180,500 ADSs

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.228% (Based on 44,000,000 Ordinary Shares outstanding, according to the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2002.)

14	TYPE OF REPORTING PERSON CO

CUSIP No. 97263M109 (AMERICAN DEPOSITARY SHARES)	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY) Compagnie Gervais Danone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES		7	SOLE VOTING POWER NOT APPLICABLE
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 3,180,500 ADSs
PERSON WITH
		9	SOLE DISPOSITIVE POWER NOT APPLICABLE

		10	SHARED DISPOSITIVE POWER 3,180,500 ADSs

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,180,500 ADSs

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.228% (Based on 44,000,000 Ordinary Shares outstanding, according to the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2002.)

14	TYPE OF REPORTING PERSON CO

CUSIP No. 97263M109 (AMERICAN DEPOSITARY SHARES)	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY) Blanrim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES		7	SOLE VOTING POWER NOT APPLICABLE
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 3,180,500 ADSs
PERSON WITH
		9	SOLE DISPOSITIVE POWER 3,180,500 ADSs

		10	SHARED DISPOSITIVE POWER NOT APPLICABLE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,180,500 ADSs

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.228% (Based on 44,000,000 Ordinary Shares outstanding, according to the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2002.)

14	TYPE OF REPORTING PERSON CO

Item 1.    Security and Issuer

  This Amendment No.1 (this "Amendment No. 1") amends the Statement on Schedule 13D (the "Schedule 13D") filed by the Reporting Persons with the Securities and Exchange Commission on September 18, 2002. This Amendment No. 1 is filed with respect to the ordinary shares, par value 20 Russian rubles per ordinary share (the "Ordinary Shares"), of Wimm-Bill-Dann Foods OJSC, a joint stock company organized under the laws of the Russian Federation (the "Issuer"), having its principal executive offices at 16 Yauzsky Boulevard, Moscow 109028, Russian Federation. The Ordinary Shares are traded on the New York Stock Exchange through an American Depositary Share facility in which each American Depositary Share of the Issuer (the "American Depositary Shares" or "ADSs") represents one Ordinary Share. Each reference in this Statement to Ordinary Shares refers also (where applicable) to the corresponding American Depositary Shares representing such Ordinary Shares. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration

        Item 3 of the Schedule 13D is hereby amended by inserting the following language at the end thereof:

  The source of the USD7,588,224 used to purchase the 435,900 ADSs beneficially acquired by the Reporting Persons since the date of the Schedule 13D was the ordinary working capital of Groupe Danone supplied to Blanrim through Compagnie Gervais Danone.

Item 4.    Purpose of Transaction

  The second paragraph of Item 4 of the Schedule 13D is hereby deleted in its entirety and replaced by the following language:

  The purpose of the acquisition by Blanrim of ADSs has been to make an investment, on behalf of Groupe Danone, in the Issuer. Prior to the date of this Amendment No. 1, Groupe Danone, the ultimate parent company of Blanrim, has had various exploratory discussions with the Issuer and certain of the Issuer's shareholders regarding possible business combinations, joint ventures or partnerships with the Issuer. In addition, as of the date of this Amendment No. 1, Groupe Danone is engaged in preliminary discussions with certain of the Issuer's shareholders in relation to a possible transaction, which may or may not result in the acquisition of all or a majority of the outstanding Ordinary Shares by Groupe Danone. The Issuer has, at the request of these shareholders, cooperated in such preliminary discussions. As of the date of this Amendment No. 1, the material terms and conditions with respect to a transaction have not been agreed to. No assurance can be made that these discussions will continue or that any agreement with respect to a transaction will be reached, or, if reached, what the form of the transaction will be. In addition, to the extent such current discussions do not result in any transaction, further discussions may take place in the future with the Issuer or certain of the Issuer's shareholders regarding possible business combinations, joint ventures, partnerships or other material transactions. However, there can be no assurance that any such discussions would occur, or, if they do occur, that they would result in any such possible transaction.

Item 5.    Interest in Securities of the Issuer

        Items (a), (b) of the Schedule 13D are hereby amended and restated in their entirety by inserting the following language:

  (a)-(b) Blanrim beneficially owns 3,180,500 ADSs (representing 7.228% of the outstanding Ordinary Shares based on information contained in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2002). The ADSs are indirectly beneficially owned by Group Danone and Compagnie Gervais Danone through their direct and indirect ownership of Blanrim. The power to vote and dispose the Ordinary Shares is shared between the Reporting Persons.

Page 5 of 7 Pages

ITEM 7. Materials to Be Filed as Exhibits

        Exhibit A is hereby amended by inserting the information below and deleting all references and information contained in Exhibit A with respect to the following individuals: Edouard de Royère, Philippe Lenain, Yves Cannac and Francis Gautier.

Groupe Danone

Name	Business Address	Position with the Reporting Person and Principal Occupation	Citizenship
Richard Goblet d'Alviella	SOFINA Rue des Colonies, II B-1000 Bruxelles Belgium	Director Executive director of SOFINA	Belgian
Hakan Mogren	Astra Zeneca PLC 15 Stanhope Gate London W1K 1LN England	Director Executive deputy Chairman of Astra Zeneca PLC	Swedish
Benoît Potier	L'Air Liquide 75, Quai d'Orsay 75007 Paris France	President of the Management Board of L'Air Liquide	French

Page 6 of 7 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 17, 2003
GROUPE DANONE
	By	/s/ JACQUES VINCENT Name: Jacques Vincent Title: Senior Executive Vice President
Compagnie Gervais Danone
	By	/s/ JACQUES VINCENT Name: Jacques Vincent Title: Managing Director
Blanrim
	By	/s/ CLAUDE BLANC Name: Claude Blanc Title: Chairman and CEO

Page 7 of 7 Pages

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  Item 1. Security and Issuer
  Item 4. Purpose of Transaction
SIGNATURE